FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 31, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

January 31,2006

                                                                                                       January 31, 2006

On January 25, 2006, OAO Tatneft issued the following press release:

                  Conference of OAO Tatneft employees

A regular conference of OAO Tatneft employees summarizing the results of financial and business activity of the company during the year 2005 was held on Tuesday, January 24, 2006.

OAO Tatneft increased the production by almost 1% in 2005

OAO Tatneft managed to increase the crude oil production in the conditions of depleted oil fields last year. OAO
Tatneft produced 25 million 332 thousands tons of crude oil, which was almost 1% higher then the level of the previous year. OAO Tatneft increased the crude oil production by 7.3% during the period of crude oil production stabilization (starting from 1994).

Crude oil delivery by the first category increased from 75% to 98% over the year 2004, which allowed solving the quality problem of the crude oil exported through the Transneft pipeline system.

The volume of associated gas produced by OAO Tatneft during 2005 amounted to 737 million cubic meters. OAO Tatneft had managed to maintain the highest level (95%) of the associated gas utilization during the period of the last 15 years among the crude oil producing companies while the average value for the industry is 73%. Production of the broad fraction of light hydrocarbons increased by 4.2% compared with 2004.

Sales for 2005 are expected to be approximately 170 billion rubles. It increased by 13% compared with 2004. It is expected that a balance sheet profit for the year 2005 will amount to 50 billon rubles. The added value amount increased from 88.6 billion rubles in 2004 to 125.1 billion rubles in the year 2005 and it accounts for 77% of OAO
Tatneft production during the year. The market capitalization of the Company increased by 2.5 times and reached 7.5 billion US dollars. OAO Tatneft shares proved to be an absolute leader of growth among the largest oil and gas producing Russian companies.

OAO Tatneft provided 3.3 billion rubles of capital investments for industrial construction in 2005. It allowed performing planned activities for construction and rehabilitation of the oilfield pipelines, power transmission lines, construction and commissioning of 632 wells, construction of tanks for crude oil storage. OAO Tatneft constructed and commissioned large industrial facilities such as crude oil transfer stations in the adjacent to
Transneft pipelines, three substations, five booster pumping stations, four cluster injection stations and a lot of other facilities.

The problem of timely registration of property rights to the facilities was solved.  The percentage of unfinished construction reduced by 33% during the reporting year.  In 2005 OAO Tatneft expenditures for production and exploratory drilling was 3.8 billion rubles.

508 thousand meters of rock were penetrated. 383 new production wells were put into operation yielding 414 thousand tons of crude oil. The total penetration meterage including drilling operations for the joint ventures and independent oil companies performed by the Management Company "Tatneft-Burenie" amounted to 780 thousand meters.

OAO Tatneft tax payments amounted to 132 billion rubles in 2005

OAO Tatneft is duly paying all required taxes. The amount of taxes and payments to the budgets of different levels in
2005 increased by 1.8 times over the year 2004 and constituted the amount of 132 billion rubles inclusive of VAT and export duties. 17.2 billion rubles were charged into the consolidated budget of the Republic of Tatarstan.

For the purpose of efficient usage of cash OAO Tatneft continued to optimize its credit resources last year. OAO
Tatneft repaid all outstanding ruble-denominated loans in the amount of 6.8 billion rubles, as well as certain foreign currency denominated loans in the amount of 168 million US dollars.

As a result of measures taken to reduce diversion of working capital, accounts receivables (excluding advanced export duty payments) reduced by more then 1.1 billion rubles in comparison with the beginning of the year. The overdue indebtedness reduced by 2.5 times.

Reduction of the warehouse inventory stock and finished products allowed decreasing the level of critical standard circulating assets by 24% versus the previous year. It was promoted by the expansion of consignment warehouses network to 56. Material and supply inventory items for the amount of 1.3 billion rubles accounting for 9.5% of the total turnover were delivered through the consignment warehouses. The share of consignments in the total turnover shall reach at least 15% in 2006.

OAO Tatneft invested approximately 1.2 billion rubles into development of petrochemicals in 2005. The volume of marketable products manufactured by enterprises of the petrochemical complex was increased by almost 20% in 2005 and amounted to 16.4 billion rubles. IAI Nizhnekamskshina, a Tatneft's subsidiary, produced 11.4 million tyres during
2005. The output of carbon black increased by 3.2% and reached 100 thousand tons.

A number of filling stations controlled by OAO Tatneft reached 553 by the beginning of 2006 with 408 stations in the
Russian Federation and 145 stations located in the Ukraine. The total volume of the petroleum products retail sales through the filling stations network exceeded one million tons in 2005.

The average salary of OAO Tatneft employees was increased by 25% in 2005

OAO Tatneft is adhering to the policy of maintaining the number of jobs at OAO Tatneft Group of companies. The total number of employees is approximately 110,000. OAO Tatneft pays special attention to the social security issues.

OAO Tatneft continues the programs of the voluntary medical insurance and non-governmental pension coverage for the retired employees.

During 2005 OAO Tatneft allocated approximately 280 million rubles for granting social benefits to the personnel within the framework of the collective labor agreement.  The average salary of OAO Tatneft employees increased by 25%
in 2005 over the previous year.

OAO Tatneft launched a welfare assistance program covering all participants in the Second World War living in the south-eastern part of the Republic of Tatarstan for the total amount exceeding 60 million rubles.

OAO Tatneft started implementation of the mortgage credit lending system for housing construction. Construction of 14 apartment houses for OAO Tatneft employees started last year. Four apartment houses with total living space area of
31.7 thousand square meters were commissioned in 2005. OAO Tatneft approved an internal document regulating extension of one-time lump sum loans to the employees of OAO Tatneft to compensate the initial contribution for acquisition of housing within the social mortgage system, which came into effect on January 1, 2006.

Press-Service of OAO Tatneft

Forward-looking statements:  This press release contains certain forward-looking statements of OAO Tatneft.  OAO
Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   January 31, 2006